EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Watsco, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-228269) on Form S-3 and (No. 333-197795, 333-185345 and 333-159776) on Form S-8 of Watsco, Inc. of our reports dated February 28, 2019 with respect to the consolidated balance sheets of Watsco, Inc. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10-K of the Company.

/s/ KPMG LLP

Miami, Florida

February 28, 2019